SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the Board of Directors of Eletrobras approved, on December 11, 2014, the renegotiation of debts of Amazonas Distribuidora de Energia S.A (Amazonas Energia), Companhia de Eletricidade do Acre (Eletroacre), Centrais Elétricas de Rondônia S.A (Ceron) and Boa Vista Energia S.A (Boa Vista) with Petrobras Distribuidora S.A. (Br Distribuidora) and Petroleo Brasileiro S.A. ( Petrobras), relating to the supply of fuel, in the amount of approximately R$ 8.5 billion, base date December 5, 2014, being R$ 3.2 billion relating to the supply of gas and the amount of R$ 5.3 billion for the supply of oil

The mentioned debt, already registered in the financial statements of the aforementioned distribution companies will be paid in 120 monthly installments, with the first installment due in February 2015, with the balance due be adjusted by Selic rate.

In addition to the mentioned debt renegotiation, the Eletrobras Board of Directors also approved in accordance with the fourth paragraph of Article 36 of Decree # 4,541/2002, with the new wording given by Decree # 8,370/2014 and the Interministerial Ordinance of Ministries of Mines and Energy and Finance # 652/2014, the agreement “Termos de Confissão e Repactuação de Dívida da Conta de Desenvolvimento Energético – CDE (Termos de Repactuação CDE)” relating to the distribution companies Amazonas Energia, Boa Vista, Ceron and Eletroacre, in the amount of, approximately, R$ 4.2 billion, through which the CDE sector fund recognizes to be debtor of these companies, related to fuel cost reimbursement related the service of distribution of energy in the Isolated Systems, under art. 3 of Law # 12,111, of December 9, 2009.

The amounts relating to the mentioned (Termos de Repactuação CDE) have been approved by the Agência Nacional de Energia Elétrica ("ANEEL") and will be offered in counter guarantee to the Federal Government, which will be the guarantor of the mentioned above debt with Petrobras. According to the aforementioned Interministerial Ordinance, the renegotiated values will be adjusted based on the Selic rate, from their taxable event.

Eletrobras will keep the market informed on the recognition by ANEEL of other credits concerning reimbursement of fuel costs related to distribution of energy in the Isolated Systems, pursuant to art. 3 of Law # 12,111/2009, whose processes are under review by that agency.

Eletrobras will also keep the market informed about the evolution of this operation, which is subject to approval of the competent bodies, and signing of the final contractual arrangements among the parties involved.

Rio de Janeiro, December 12, 2014.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.